Cambridge Antibody Technology and Crucell Settle Patent Dispute

MELBOURN, U.K. and LEIDEN, The Netherlands, Dec. 20, 2002 (PRIMEZONE) -- Cambridge Antibody Technology (LSE:CAT) (Nasdaq:CATG) and Crucell N.V. (Nasdaq: CRXL) today announced that they have agreed on terms whereby Crucell receives from CAT a worldwide licence with respect to all CAT's antibody phage display technology patents, both pending and granted. As a result of this agreement, all existing litigation between the two companies has been withdrawn. CAT obtains an option to develop certain antibodies, opening the way for further collaboration between the companies.

Under the agreement CAT will receive an initial licence fee from Crucell. In return, Crucell, and its partners, will be free to develop and commercialise human antibody products against targets, using CAT's patented phage display technology. This will provide Crucell freedom under the CAT patents to fully exploit its proprietary MAbstract(TM) technology and other phage display technology.

CAT will receive milestone and royalty payments for any antibody products that Crucell or its partners develop that are derived from Crucell's MAbstract(TM) technology or other technology involving phage display.

Peter Chambre, CAT's Chief Executive Officer, commented: "We are delighted to have agreed to a settlement whereby Crucell takes a licence to CAT's patents, on terms that will allow both companies to develop their respective businesses. In removing some of the uncertainty in the field of antibody patents, both companies will be better able to concentrate on their key activities of developing antibody-based drugs."

Dinko Valerio, Chief Executive Officer of Crucell, commented: "Crucell is very pleased that this agreement has been finalised on favourable terms for both parties. We look forward to collaborating with CAT in the future in the field of target discovery, using our proprietary MAbstract(TM) technology."

About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstract(TM), AdVac(TM), and PER.C6(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

About Cambridge Antibody Technology (CAT)

 -- CAT is a U.K.-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge,
    England, CAT currently employs around 280 people.

 -- CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies.
    These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

 -- D2E7, the leading CAT-derived antibody, has been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials. Six other
    CAT-derived human therapeutic antibodies are at various stages of clinical trials.

 -- CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several
    companies for target validation and drug discovery. CAT's
    collaborators include: Abbott, Amgen, Amrad, Chugai, Elan,
    Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and
    Wyeth Research.

 -- CAT is listed on the London Stock Exchange and on NASDAQ since
    June 2001. CAT raised 41m pouns in its IPO in March 1997 and 93m pounds in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995:

This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.

CONTACT:  Crucell N.V.
          Dinko Valerio, Chief Executive Officer
          +31 (0) 71-524 8722

          Arie Bos, Director Corporate Communications
          +31 (0)71-524 8722
          +31 (0)6 5240 8237 (Mobile)
          a.bos@crucell.com

          Cambridge Antibody Technology Contacts:
          Peter Chambre, Chief Executive Officer
          John Aston, Chief Financial Officer
          Rowena Gardner, Director of Corporate Communications
          +44 (0) 1763 263 233

          Weber Shandwick Square Mile (Europe)
          Kevin Smith
          Graham Herring
          +44 (0) 20 7067 0700

          BMC Communications/The Trout Group (USA)
          Brad Miles, ext 17 (Media)
          Brandon Lewis, ext.15 (Investors)
          001 212 477 9007

          Noonan Russo Presence, New York (USA)
          Mary Claire Duch
          +1-212-845-4278
          m.duch@nrp-euro.com